Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Jaguar Mining Q1 2010 Earnings Conference Call Details

            JAG - TSX/NYSE

            NOTICE OF CONFERENCE CALL: Wednesday, May 12 (at) 10:00 a.m. EDT

            CONCORD, NH, May 5 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company")
(JAG: TSX/NYSE) will release its Q1 2010 financial and operating results after the market close on May 11, 2010. The Company will hold a conference call the following morning, May 12 at 10:00 a.m. EDT, to discuss the results.

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                         From North America:   800-218-5691
                         International:        213-416-2192
                         Replay:
                         From North America:   800-675-9924
                         International:        213-416-2185
                         Replay ID:            51210
                         Webcast:              www.jaguarmining.com
            >>

            About Jaguar

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and has plans to develop the Gurupi Project in northern Brazil in the state of
Maranhao. Jaguar is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil. The Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the Company's website at www.jaguarmining.com.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 16:05e 05-MAY-10